Exhibit 99.17

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Papua New Guinea: Total acquires interests in exploration blocks

Paris, October 9, 2012 - Total announces the signature of agreements with Oil Search Limited (“Oil Search”) for the acquisition of a 40% interest in offshore licences PPL 234 and PPL 244, a 50% interest in offshore licence PRL 10 and the option to acquire a 35% interest in onshore licences PPL 338 and PPL 339. All the licences are located in the Gulf of Papua region. The offshore blocks lay in water depths ranging up to 100 meters.

The objective of Total and Oil Search is to explore and appraise these five licences situated in areas with a high potential for gas discoveries. Oil Search will retain the operatorship for the exploration activities. Two exploration wells are planned to be drilled in early 2013.

In addition, Total and Oil Search have agreed to form a strategic partnership to assess other opportunities in Papua New Guinea (PNG).

“This acquisition represents an exciting opportunity for Total to enter the Upstream in the resource-rich Papua New Guinea. We are convinced that our partnership with Oil Search, a well-established oil and gas player in this country, is a very positive foundation for our future success in this venture”, said Jean-Marie Guillermou, Senior Vice President, Exploration & Production, Asia-Pacific. “The farm-in reinforces our exploration portfolio in the foothills and carbonates plays and it is in line with our strategy to strengthen our presence in the Asia Pacific, particularly in the gas and LNG sector.”

The transaction is subject to approval by PNG authorities.

Total in Papua New Guinea

In April 2012, Total Supply & Marketing created a new affiliate in PNG with offices in Port Moresby. Total Supply & Marketing has been marketing lubricants in PNG via a distributor arrangement for several years. This new affiliate will allow Total to better support its mining and general industry customers in implementing their development ambitions in the fast-growing PNG.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com